JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03 MAR 10 AM 7:21

25th February 2003

03007309

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

I enclosed for your information a copy of an announcement made by Cycle & Carriage Limited, a subsidiary of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dw 3/13

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

25th February 2003
For immediate release

Cycle & Carriage Limited
2002 Profit and Dividend Announcement

The following press release was issued today by the Company's 50.2%-owned subsidiary, Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984
Daphne Liew (65) 6551 5421

CYCLE & CARRIAGE

25 February 2003

CYCLE & CARRIAGE LIMITED
2002 PROFIT AND DIVIDEND ANNOUNCEMENT

Highlights

- Underlying profit up 57% due mainly to equity-accounted Astra earnings
- Balance sheet recovery at Astra, but no dividend yet
- Singapore Motors affected by weak market
- Good result from property interests

"The unsettled economic conditions experienced during 2002 are expected to continue and the Group's attributable profit will again be affected by the value of the Indonesian Rupiah. The impact of exchange rate fluctuations is, however, being reduced through substantial repayment of Astra's US dollar debt."

Anthony Nightingale, *Chairman*
25 February 2003

Results

	Year ended 31 December		
	2002	2001	Change
	S$m	S$m	%
Revenue	**4,986**	4,641	+7
Trading profit	**428**	292	+47
Underlying net profit	**261**	166	+57
Net profit after exceptional items	**231**	120	+92
	cts	cts	%
Underlying earnings per share	**108.9**	70.3	+55
Earnings per share after exceptional items	**96.3**	50.9	+89
Dividends per share	**15.0**	15.0	–
	S$m	S$m	%
Shareholders' funds	**1,035**	806	+28
	S$	S$	%
Net asset value per share	**4.28**	3.38	+27

The 2002 results are unaudited

CYCLE & CARRIAGE LIMITED
PROFIT AND DIVIDEND ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

The Group achieved satisfactory trading performances in most of its operations in 2002 despite the generally weak economic environment in the region. In particular, Astra's result benefited from strong demand and a strengthening of the Indonesian currency. At the year-end a major strategic objective was achieved with the refinancing of Astra through a debt restructuring and a substantial rights issue which was supported by Cycle & Carriage.

Performance
The Group's underlying profit, rose 57% to S$261 million, or S$1.09 per share, with the increase in the equity-accounted contribution from Astra being the major component. Net profit, after exceptional items, grew by 92% to S$231 million, or S$0.96 per share. The net result benefited from a profit recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and the writing-off of deferred tax assets in Indonesia and Australia.

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits as they increased market share in an expanding commercial vehicle market.

The contribution from property, excluding exceptional items, rose from S$14 million to S$40 million with a good increase in MCL Land's earnings arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, while its agribusiness contribution grew significantly due to the escalation in crude palm oil prices.

Cycle & Carriage's consolidated net debt was reduced by S$235 million to S$634 million at the year-end due to improved working capital management and the sale by MCL Land of residential developments. Shareholders' funds increased to S$1,035 million, or S$4.28 per share compared with S$3.38 per share at the end of 2001. The return on capital employed, excluding exceptional items, improved to 22% from 15%.

The Board is recommending a final dividend of S$0.12 per share less income tax. This, together with the interim dividend, will give a total dividend for the year of S$0.15 per share, unchanged from the previous year. A scrip dividend alternative will continue to be available to shareholders.

- more -

Developments
2002 was a significant year for Cycle & Carriage as it became a subsidiary member of the Jardine Matheson Group following a successful partial offer by Jardine Strategic to increase its interest to 50.2%. Jardine Strategic has been a major supportive shareholder for over ten years.

During the year the Group was able to increase its shareholding in MCL Land to nearly 66%. The 5.7% of MCL Land received by Jardine Strategic under its 'chain principle' offer was acquired by the Group at a discount to net asset value, and this was supplemented further by market purchases.

In Malaysia, Cycle & Carriage Bintang reached agreement for DaimlerChrysler to take over the Mercedes-Benz distribution rights with effect from 1 January 2003. Cycle & Carriage Bintang holds a 49% stake in the new distribution joint-venture, albeit with limited profit and management rights, and remains the major retailer of Mercedes-Benz cars in Malaysia. Nevertheless, the new distribution arrangement will have an adverse impact on profitability going forward.

In December, Astra's creditors approved a restructuring of its debt that extended the maturity to 2009 and provided an attainable repayment schedule. This was followed in January 2003 by a rights issue raising some S$280 million, in which the Group participated to the extent of S$135 million. This, together with market purchases, has enabled the Group to increase its stake in Astra to 34.3%. With a significant reduction in debt and increase in retained earnings, Astra should now be restored to full financial strength, although the ultimate test will be its ability to reinstate its dividend on a sustainable basis.

In February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation on the re-organisation of P.T. Toyota-Astra Motor into separate manufacturing and distribution entities. Under the re-organisation, Toyota will increase its interest in the manufacturing entity to 95%, enabling it to be integrated into Toyota's international production capacity, while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached by the middle of the year.

The Company will be announcing that it will acquire from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total consideration of S$16.5 million pursuant to the exercise of a put option by CSS under the terms of the shareholders' agreement governing UMF. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles will increase from 40% to 50%.

Prospects
The unsettled economic conditions experienced during 2002 are expected to continue and the Group's attributable profit will again be affected by the value of the Indonesian Rupiah. The impact of exchange rate fluctuations is, however, being reduced through substantial repayment of Astra's US dollar debt.

Anthony Nightingale
Chairman
25 February 2003

GROUP MANAGING DIRECTOR'S REVIEW

MOTOR

Underlying profits from motor operations were S$53 million, 18% lower than the prior year due to a weaker performance in Singapore. Earnings after exceptional items were S$43 million following the write-off of S$10 million in deferred tax assets in the Australian operations.

Singapore

In a weak Singapore economy, car prices declined due to intense competition, a reduction in government duties and softer premiums on Certificates of Entitlement. Demand, nevertheless, remained poor, and the passenger car market contracted by 6% and the commercial vehicle market by 27%.

The Group's Singapore motor operations sold a total of 8,486 passenger cars and 1,039 commercial vehicles, their market share reducing to 13% and 10%, respectively. Earnings fell by 41% to S$31 million, primarily because 2001 had benefited from distributor margins earned on Mercedes Benz stocks carried over from 2000. While Mercedes Benz remained the largest profit-generator for the Group, sales of Mercedes-Benz passenger cars fell by 31% to 2,402 units due to the economic uncertainties. New models launched during the year included the E-Class, SL-Class and the CLK-Class. The Group's after-sales business performed satisfactorily with higher profits arising from cost savings and improved productivity.

Mitsubishi sustained its momentum in 2002 contributing positively to profit due to improved margins, despite a reduction in sales. Kia's sales were slightly down on the previous year. Following a review of the Proton operations, Cycle & Carriage decided to cease to be the Proton distributor from September 2002.

Malaysia

The Malaysian vehicle market grew by 10%, with sales of non-national brands increasing by 21%. The Group's 48% associate, Cycle & Carriage Bintang ("CCB"), recorded a net profit of RM67 million, up 24%, before accounting for the results of its associates, Cycle & Carriage Malaysia ("CCM") and CCL Group Properties.

The Mercedes-Benz marque had a successful year with passenger car sales increasing by 27%, representing nearly half of the luxury car market. Sales of Mercedes-Benz commercial vehicles rose by 38%. In January 2003, CCB ceased to be Mercedes-Benz distributor in Malaysia, and commenced operations as the major retailer only. The new arrangements, which are in line with the agreement signed with DaimlerChrysler AG to form a joint venture company to take over the distributorship role, will have a negative effect on earnings going forward.

The Mazda operations turned around in 2002, producing a small profit from improved sales. The Peugeot franchise commenced operations in September with a network of 14 dealers and, in January 2003, a flagship Peugeot showroom was opened.

CCM, our multi-franchised dealership, recorded a 32% increase in Proton sales, while its other sales increased 14%, with good demand for Hyundai passenger cars and Mitsubishi commercial vehicles.

The Malaysian motor operations contributed a profit of S$18 million to the Group's profit, 32% higher than the previous year.

Australia
The Australian vehicle market reflected the national economy, growing by 7% to a record of 824,000 units, but the Group's operations saw a 4% decline in sales to 38,562 units. A loss was recorded, though lower than the previous year, due to lower Hyundai sales and margins. The result was further affected by the write-off of deferred tax assets totaling S$10 million due to the uncertainty of their utilisation. In the prestige car segment, however, Audi registered record sales up 23% from the previous year.

New Zealand
The New Zealand operations did well with profit growing by 134% to S$5 million. The passenger car and light commercial vehicle market grew by 11% and the heavy truck market grew by 23% on the back of a buoyant New Zealand economy. New vehicles sold by the Group's operations increased by 53% to 2,416 units.

Truck Investments remained the main contributor to New Zealand's earnings. Mack trucks achieved record sales of 146 units and Hino sales grew by 69% to 287 units. In December, Truck Stops expanded the branch network to 13 outlets, and a new parts warehouse is being constructed.

C&C New Zealand, the Group's multi-franchised retail operations, acquired a Nissan/Suzuki dealership in West Auckland and the sole distribution rights for Nissan Diesel heavy trucks.

PROPERTY
Property earnings, excluding exceptional items, grew by 186% to S$40 million in 2002 due mainly to the recognition of development profits from the fully sold The Warren. The net result was reduced by a S$16 million writedown in the value of 78 Shenton Way, partly offset by gains from the sale of units in Juniper at Ardmore and MCL's 20% stake in Masingtai Shanghai Properties Pte Ltd.

The Singapore residential market saw some improvement in sales, due largely to keen pricing by developers and changes in government policies on private housing. MCL Land made significant progress in the sale of its residential properties with a total of 1,313 residential units sold in 2002. Construction of The Metz freehold condominium at Devonshire Road commenced, and, subject to market conditions, will be launched for sale in 2003.

The office sector remained soft in 2002, and increased supply will maintain the downward pressure on rentals and capital values. MCL Land's investment properties performed creditably, with 78 Shenton Way maintaining an occupancy rate of 93%. The building was upgraded to improve the working environment and to enhance its competitive edge.

The 19 luxury apartments in Juniper at Ardmore achieved a 90% occupancy rate. Five units were sold in line with the Group's strategy to dispose of low yielding assets.

Ubi Tech Park, a joint-venture industrial development, was re-launched in September. A further 238 units were sold thanks to an aggressive pricing strategy, leaving 187 units remaining out of 699 units.

MCL Land acquired two freehold residential development sites for S$29 million in 2002. The first, at Upper Serangoon Road, will be developed into a 12-storey apartment block and, the second, located along Changi Road, will be developed into two five-storey apartment blocks. In early 2003, MCL Land acquired two adjoining plots at Carlisle Road and Norfolk Road for S$46 million, which can be developed into a high-rise condominium of around 120 units.

Competitive rental rates and the high quality of service enabled Wisma Cyclecarri, Menara Weld and Bintang Pantai to maintain almost full occupancy despite the soft property market in Malaysia.

ASTRA

Astra had an excellent year as consumer demand in Indonesia remained strong, and its results have now become the major component of the Group's profits. Astra contributed S$185 million to the Group's underlying profit and S$193 million to net profit after exceptional items, increases of 74% and 189% respectively. The better than expected operating profit was due largely to improved results from its associates, especially the motorcycle business. Exceptional items of S$8 million consisted mainly of S$48 million in foreign exchange gains arising from the stronger Rupiah and the profit on the sale of Pramindo, substantially offset by the writing-off of deferred tax assets. Due to the size and complexity of the Astra group, its results are equity accounted based on the 12 months to November 2002, adjusted for any major transactions occurring in December 2002.

A major achievement during the year was the successful restructuring of Astra's outstanding debt obligations. This has resulted in a realistic debt amortisation schedule, including an option to refinance with the existing lenders in June 2006 for a further three years. The debt restructuring paved the way for an equity raising exercise and, following shareholders' approval in December 2002, Astra raised Rp1.4 trillion (S$280 million) in January 2003 by way of a 7 for 13 rights offer priced at Rp1,000 per share. The amount raised will be used to support higher debt amortisation payments, investment and working capital needs, and debt repurchase. Astra now has an appropriate capital structure, and this should allow it to reinstate its dividend on a sustainable basis.

The Indonesian motor vehicle market grew by 6% in 2002. Lower sales in the diesel market segment led to Astra's sales being maintained at some 130,000 units, causing its market share to fall to 43%. Toyota continued to be the market leader with a 27% share in 2002. Isuzu, however, which only produces diesel vehicles, recorded a 16% decline in sales. Peugeot, Nissan Diesel and BMW also saw decreases in sales. Daihatsu sales decreased slightly, with new competition in the 4x4 sector, while a restructuring resulted in Astra diluting its ownership in the Astra Daihatsu Motor joint-venture from 50% to 32%.

The overall motorcycle market recorded an impressive growth of 39% in 2002 to 2.4 million units. Honda continued to outperform the market, increasing its sales by 54% and its market share to 58% with sales of 1.4 million units. New models launched during the year included the Phantom, Karisma and Kirana 125 cc cub.

The agribusiness saw a substantial increase in revenue and earnings due to the sharp escalation in crude palm oil prices and increase in sales volumes of crude palm oil and its derivatives. As part of the long-term strategy of focusing on its core businesses, Astra disposed of its entire stake in Sumalindo Lestari Jaya, its woodbased business.

In August, Astra completed the disposal of the first 30% of its 35% stake in Pramindo, its telcom associate. The remaining interest will be disposed over the next two years.

Philip Eng
Group Managing Director
25 February 2003

Cycle & Carriage Limited

Consolidated Profit and Loss account for the year ended 31 December

	Note	2002 S$m	2001 S$m	*Change %*
Revenue	3	**4,985.7**	4,641.4	*7*
Less: Share of associates' and joint ventures' revenue		**(2,553.4)**	(2,155.7)	*18*
Group revenue		**2,432.3**	2,485.7	*-2*
Cost of sales		**(2,152.8)**	(2,181.8)	*-1*
Gross profit		**279.5**	303.9	*-8*
Other operating income		**20.9**	12.4	*69*
Selling and distribution expenses		**(124.7)**	(142.4)	*-12*
Administrative expenses		**(76.0)**	(70.5)	*8*
Other operating expenses		**(0.3)**	-	*100*
Operating profit	3	**99.4**	103.4	*-4*
Share of associates' and joint ventures' results		**329.0**	188.3	*75*
Trading profit		**428.4**	291.7	*47*
Exceptional items	5	**31.0**	(70.0)	*nm*
Profit before financing charges		**459.4**	221.7	*107*
Net financing charges		**(21.8)**	(28.7)	*-24*
Profit before taxation		**437.6**	193.0	*127*
Taxation	6	**(190.1)**	(75.6)	*151*
Profit after taxation	3	**247.5**	117.4	*111*
Minority interests		**(16.5)**	2.7	*nm*
Profit attributable to shareholders		**231.0**	120.1	*92*

	2002 cts	2001 cts	*Change %*
Earnings per share			
- basic	**96.3**	50.9	*89*
- fully diluted	**96.2**	50.9	*89*
Earnings per share excluding exceptional items			
- basic	**108.9**	70.3	*55*
- fully diluted	**108.8**	70.3	*55*
Dividends per share (gross)	**15.0**	15.0	-
Net asset value per share	**S$4.28**	S$3.38	*27*

Note: Certain comparatives have been restated to conform with this financial year's presentation.

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet at 31 December

	2002 S$m	2001 S$m
Non-current assets		
Property, plant and equipment	**119.8**	127.1
Investment properties	**449.5**	532.3
Development properties	**444.9**	578.0
Interests in associates and joint ventures	**677.8**	409.9
Deferred tax asset	**7.6**	16.5
Other non-current assets	**20.3**	19.2
Negative goodwill	**(25.2)**	-
	1,694.7	1,683.0
Current assets		
Properties for sale	**49.4**	121.7
Stocks	**354.4**	374.7
Debtors	**172.9**	163.9
Tax recoverable	**2.4**	0.8
Short term investment	**7.9**	-
Bank and other liquid funds	**142.5**	97.1
	729.5	758.2
Total assets	**2,424.2**	2,441.2
Non-current liabilities		
Borrowings due after one year	**214.0**	713.5
Deferred tax liability	**5.6**	6.8
Non-current provisions	**19.7**	13.9
Other non-current liabilities	**6.0**	3.3
	245.3	737.5
Current liabilities		
Creditors	**203.1**	183.2
Provisions	**25.4**	32.1
Tax payable	**22.4**	46.2
Borrowings due within one year	**562.4**	252.7
	813.3	514.2
Total liabilities	**1,058.6**	1,251.7
Net assets	**1,365.6**	1,189.5
Capital employed		
Share capital	**241.5**	238.5
Reserves		
Share premium	**262.7**	251.2
Capital reserve	**29.8**	39.7
Revenue reserve	**500.8**	276.7
Shareholders' funds	**1,034.8**	806.1
Minority interests	**330.8**	383.4
	1,365.6	1,189.5

Note: Certain comparatives have been restated to conform with this financial year's presentation.

- more -

Cycle & Carriage Limited

Consolidated Statement of Changes in Equity for the year ended 31 December

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.9	271.0	800.6
- effect of adopting SAS 12 (2001)	2	-	-	(0.2)	5.7	5.5
- as restated		238.5	251.2	39.7	276.7	806.1
Revaluation deficit		-	-	(16.2)	-	(16.2)
Reserve realised on repayment of equity loans		-	-	-	13.3	13.3
Reserve realised on sale of an investment property		-	-	(4.4)	-	(4.4)
Reserves realised on disposal of associates		-	-	2.7	(0.3)	2.4
Reserve realised on disposal of a subsidiary		-	-	-	0.1	0.1
Gain on dilution of interest in an associate		-	-	-	2.9	2.9
Share of an associate's gain on dilution		-	-	-	1.6	1.6
Share of an associate's revaluation surplus		-	-	7.8	-	7.8
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	3.5	3.5
Net gains/(losses) not recognised in profit and loss account		-	-	(9.9)	21.1	11.2
Profit attributable to shareholders		-	-	-	231.0	231.0
Total recognised gains/ (losses) for the financial year		-	-	(9.9)	252.1	242.2
Dividends (net)		-	-	-	(28.0)	(28.0)
Issue of shares		3.0	11.5	-	-	14.5
Balance at 31 December		241.5	262.7	29.8	500.8	1,034.8

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the year ended 31 December (cont'd)

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
- as previously reported		234.0	240.9	77.1	156.7	708.7
- effect of adopting SAS 12 (2001)	2	-	-	(0.3)	6.1	5.8
- as restated		234.0	240.9	76.8	162.8	714.5
Revaluation deficit		-	-	(28.9)	-	(28.9)
Reserves realised on sale of an investment property		-	-	(8.2)	3.7	(4.5)
Reserve realised on sale of a subsidiary		-	-	-	0.4	0.4
Gain on dilution of interest in an associate		-	-	-	0.9	0.9
Share of an associate's gain on dilution		-	-	-	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		-	-	-	(5.8)	(5.8)
Translation difference		-	-	-	15.4	15.4
Net gains/(losses) not recognised in profit and loss account		-	-	(37.1)	20.4	(16.7)
Profit attributable to shareholders		-	-	-	120.1	120.1
Total recognised gains/ (losses) for the financial year		-	-	(37.1)	140.5	103.4
Dividends (net)		-	-	-	(26.6)	(26.6)
Issue of shares		4.5	10.3	-	-	14.8
Balance at 31 December		238.5	251.2	39.7	276.7	806.1

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (2001).

Cycle & Carriage Limited
Company Balance Sheet as at 31 December

	2002 S$m	2001 S$m
Non-current assets		
Property, plant and equipment	**0.6**	0.6
Interests in subsidiaries	**1,412.3**	1,248.0
Interests in associates	**72.9**	72.6
	1,485.8	1,321.2
Current assets		
Debtors	**2.2**	2.6
Short term investment	**0.1**	-
Bank and other liquid funds	**21.6**	12.3
	23.9	14.9
Total assets	**1,509.7**	1,336.1
Non-current liabilities		
Borrowings due after one year	**50.0**	385.0
Deferred tax liability	**1.4**	1.3
	51.4	386.3
Current liabilities		
Creditors	**5.6**	5.6
Tax payable	**1.7**	0.8
Borrowings due within one year	**335.0**	15.0
	342.3	21.4
Total liabilities	**393.7**	407.7
Net assets	**1,116.0**	928.4
Financed by:		
Share capital and reserves		
Share capital	**241.5**	238.5
Reserves	**874.5**	689.9
Shareholders' funds	**1,116.0**	928.4
Net asset value per share	**S$4.62**	S$3.89

Cycle & Carriage Limited

Company Statement of Changes in Equity for the year ended 31 December

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	2.2	2.2
Reserve realised on repayment of equity loans	-	-	2.7	2.7
Profit attributable to shareholders	-	-	196.2	196.2
Total recognised gains for the financial year	-	-	201.1	201.1
Dividends (net)	-	-	(28.0)	(28.0)
Issue of shares	3.0	11.5	-	14.5
Balance at 31 December	241.5	262.7	611.8	1,116.0
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	-	-	(0.5)	(0.5)
Profit attributable to shareholders	-	-	52.9	52.9
Total recognised gains for the financial year	-	-	52.4	52.4
Dividends (net)	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the year ended 31 December

	Note	2002 S$m	2001 S$m
Cash flows from operating activities	9	**327.3**	(81.3)
Interest paid		**(35.2)**	(40.7)
Interest received		**3.9**	2.9
Other finance costs paid		**(0.8)**	(1.0)
Income taxes paid		**(35.5)**	(48.7)
		(67.6)	(87.5)
Net cash flows from operating activities		**259.7**	(168.8)
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate and a joint venture		**32.6**	3.5
Proceeds from sale of an investment property		**18.1**	5.8
Purchase of investment properties		**(0.1)**	-
Purchase of property, plant and equipment		**(8.9)**	(10.2)
Disposal of subsidiary, net of cash disposed		**-**	8.8
Proceeds from sale of other investment		**-**	2.5
Purchase of other investments		**-**	(0.8)
Purchase of shares in subsidiaries		**(23.9)**	-
Purchase of shares in associates		**(15.2)**	(14.6)
Proceeds from capital reduction of an associate		**-**	1.7
Acquisition of business goodwill		**(0.9)**	-
Dividends received from associates (net)		**8.2**	6.9
Net cash flows from investing activities		**9.9**	3.6
Cash flows from financing activities			
Proceeds from issue of shares		**14.5**	14.8
Term loans and floating rate notes		**(196.9)**	204.8
Loan to associates		**(0.4)**	-
Loan to minority shareholders		**(0.6)**	(1.4)
Dividends paid to minority shareholders		**(11.7)**	(13.1)
Dividends paid		**(28.0)**	(26.6)
Net cash flows from financing activities		**(223.1)**	178.5
Net change in cash and cash equivalents		**46.5**	13.3
Cash and cash equivalents at the beginning of the year		**96.6**	82.3
Effect of exchange rate changes		**(0.9)**	1.0
Cash and cash equivalents at the end of the year		**142.2**	96.6

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the year ended 31 December 2002 which have been prepared in accordance with the Singapore Statements of Accounting Standard. The accounting policies used are consistent with those set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (2001) – Income Taxes as disclosed in note 2.

2 Change in accounting policy

With effect from 1 January 2002, the Group adopted SAS 12 (2001) - Income Taxes under which deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.5 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3 Revenue and profit

	Group		
Year ended 31 December	**2002**	2001	*Change*
	S$m	S$m	*%*
Revenue:			
1st half	**2,378.7**	2,276.6	*4*
2nd half	**2,607.0**	2,364.8	*10*
	4,985.7	4,641.4	*7*
Profit after taxation:			
1st half	**128.8**	30.5	*322*
2nd half	**118.7**	86.9	*37*
	247.5	117.4	*111*
Operating profit is determined after including:			
Interest expense	**(25.0)**	(30.8)	*-19*
Interest income	**4.0**	3.1	*29*
Depreciation and amortisation	**(14.9)**	(14.8)	*-*
Writeback in provision for doubtful debts	**0.4**	1.9	*-79*
Bad debts written off	**(0.1)**	(0.1)	*-*
Writeback in provision/(provision) for stock obsolescence	**1.9**	(4.0)	*nm*
Provision for diminution in value of investments	**-**	(0.7)	*-100*
Net exchange gain	**0.1**	1.7	*-94*
Profit on disposal of property, plant and equipment	**0.2**	-	*100*

4 Dividends

Year ended 31 December	Group and Company	
	2002	2001
	S$m	S$m
Dividends paid (net of tax)		
- Final dividend of previous financial year	**22.3**	21.2
- Interim dividend of current financial year	**5.7**	5.4
	28.0	26.6

5 Exceptional items

	Group			
	Profit before taxation		Profit after taxation and minority interests	
Year ended 31 December	**2002**	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Provision for foreseeable losses on certain development properties	-	(30.6)	-	(18.2)
Revaluation deficit of an investment property	**(23.8)**	-	**(15.6)**	-
Profit on sale of investment properties	**1.4**	5.7	**2.5**	5.5
Share of exchange gains/(losses) on an associate's foreign currency debts	**48.8**	(40.1)	**34.2**	(28.1)
Write down in value of an associate's investment	-	(11.3)	-	(11.3)
Share of an associate's gain on sale of investments	**19.1**	-	**13.5**	-
Provision for tax in an associate	-	-	**(40.0)**	-
Write-off of deferred tax asset in a subisidiary	-	-	**(9.9)**	-
Exchange losses on loans to subsidiaries	**(13.3)**	-	**(13.3)**	-
Profit on sale of shares in a subsidiary	-	6.3	-	6.3
Loss on sale of shares in associates	**(1.2)**	-	**(1.7)**	-
	31.0	(70.0)	**(30.3)**	(45.8)

6 Taxation

The Group's tax charge in 2002 includes a writeback of S$3.7 million in respect of prior years' tax.

In 2001, the Company's subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million relating to gains that arose from the sale of Ardmore Park, an investment property, in 1994. IRAS has since discharged the protective assessment and deemed the gains realised as capital in nature and not be taxable for income tax purposes.

7 Segment information

Primary reporting format - business segment

			Astra			
	Motor S$m	**Property S$m**	**Motor S$m**	**Others S$m**	**Others S$m**	**Total S$m**
Year ended 31 December 2002						
Revenue	2,503.2	532.6	1,649.7	190.2	110.0	4,985.7
Operating profit	44.7	59.4	-	-	(4.7)	99.4
Share of associates' and joint ventures' results	29.8	4.9	222.0	66.2	6.1	329.0
Trading profit	74.5	64.3	222.0	66.2	1.4	428.4
Exceptional items	-	(31.9)	48.6	19.3	(5.0)	31.0
Segment results	74.5	32.4	270.6	85.5	(3.6)	459.4
Net financing charges						(21.8)
Profit before taxation						437.6
Taxation						(190.1)
Profit after taxation						247.5
Minority interests						(16.5)
Profit attributable to shareholders						231.0
Segment assets	672.0	1,190.1	-	-	30.7	1,892.8
Interests in associates and joint ventures	170.1	11.9	203.1	120.4	15.9	521.4
	842.1	1,202.0	203.1	120.4	46.6	2,414.2
Unallocated assets						10.0
Total assets						2,424.2
Segment liabilities	375.8	263.7	-	-	391.1	1,030.6
Unallocated liabilities						28.0
Total liabilities						1,058.6
Capital expenditure	7.8	0.8	-	-	0.3	8.9
Depreciation	10.5	3.7	-	-	0.2	14.4

7 Segment information (cont'd)

	Motor S$m	Property S$m	Astra Motor S$m	Astra Others S$m	Others S$m	Total S$m
Year ended 31 December 2001						
Revenue	2,697.1	179.7	1,530.4	133.7	100.5	4,641.4
Operating profit	77.4	30.0	-	-	(4.0)	103.4
Share of associates' and joint ventures' results	26.1	0.7	133.4	23.9	4.2	188.3
Trading profit	103.5	30.7	133.4	23.9	0.2	291.7
Exceptional items	12.0	(30.6)	(50.4)	(1.0)	-	(70.0)
Segment results	115.5	0.1	83.0	22.9	0.2	221.7
Net financing charges						(28.7)
Profit before taxation						193.0
Taxation						(75.6)
Profit after taxation						117.4
Minority interests						2.7
Profit attributable to shareholders						120.1
Segment assets	673.2	1,387.8	-	-	11.5	2,072.5
Interests in associates and joint ventures	153.7	67.2	32.2	62.6	35.7	351.4
	826.9	1,455.0	32.2	62.6	47.2	2,423.9
Unallocated assets						17.3
Total assets						2,441.2
Segment liabilities	365.5	427.5	-	-	405.7	1,198.7
Unallocated liabilities						53.0
Total liabilities						1,251.7
Capital expenditure	9.0	0.8	-	-	0.4	10.2
Depreciation	10.7	3.9	-	-	0.2	14.8

7 Segment information (cont'd)

The Group is organised into three main business segments:
1. Motor
2. Property
3. Astra

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier, ship chartering and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, operating assets and cash, and exclude tax recoverable and deferred tax asset.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, woodbased, heavy equipment, information technology and consumer goods.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

7 Segment information (cont'd)

	Revenue S$m	Total assets S$m	Capital expenditure S$m
Year ended 31 December 2002			
Singapore	1,857.5	1,396.8	3.8
Malaysia	286.8	307.2	0.4
Indonesia	1,839.9	323.5	-
Australasia	969.6	385.9	4.7
Others	31.9	10.8	-
	4,985.7	2,424.2	8.9
Year ended 31 December 2001			
Singapore	1,828.1	1,735.0	5.2
Malaysia	259.5	243.0	1.3
Indonesia	1,664.1	94.8	-
Australasia	859.8	365.4	3.7
Others	29.9	3.0	-
	4,641.4	2,441.2	10.2

8 Borrowings

	Group	
	At 31.12.02 S$m	At 31.12.01 S$m
Repayable within one year		
- secured	**209.3**	211.2
- unsecured	**353.1**	41.5
Repayable after one year		
- secured	**63.8**	208.5
- unsecured	**150.2**	505.0
	776.4	966.2

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$672.5 million (2001: S$768.7 million).

9 Cash flows from operating activities

	Group 2002 S$m	Group 2001 S$m
Operating profit	**99.4**	103.4
Adjustments for:		
Depreciation, property, plant and equipment written off and amortisation of goodwill	**14.9**	14.9
Foreign exchange translation difference	**15.5**	(1.3)
Provision for diminution in value of other investments	**-**	0.8
Profit on sale of property, plant and equipment	**(0.2)**	-
	30.2	14.4
Operating profit before working capital changes	**129.6**	117.8
Changes in development properties for sale (excluding interest capitalised during the period)	**214.0**	(150.0)
Changes in working capital		
Stocks	**20.3**	(20.7)
Debtors	**(8.7)**	4.8
Creditors	**20.1**	(23.4)
Retention money payable	**2.8**	1.2
Amounts owing by/to associates and joint ventures	**(50.8)**	(11.0)
	(16.3)	(49.1)
Cash flows from/(to) operating activities	**327.3**	(81.3)

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the Senior Executives' Share Option Schemes amounted to 3,380,501 as at 31 December 2002 (30.6.2002: 3,493,100).

Between 1 July 2002 and 31 December 2002, 92,599 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227 respectively per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

On 27 September 2002, 442,555 new ordinary shares of S$1.00 each were issued at an issue price of S$4.36 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the interim dividend for the financial year ended 31 December 2002.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2002 and 31 December 2002.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions during the financial year 2002 (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	S$m
Jardine Strategic Holdings Ltd	23.0	-
EON Bank Berhad	-	7.5
EON Finance Berhad	-	0.4
	23.0	7.9

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 5 of this report.

No other significant transaction or event has occurred between 31 December 2002 and the date of this report, except that:

(a) Between 27 and 29 January 2003, Cycle & Carriage acquired and subscribed for an aggregate of 553,415,629 rights shares of nominal value Rp500 each in the capital of associate company, PT Astra International Tbk ("Astra") pursuant to Astra's rights issue for a total consideration of S$134.7 million. In addition, Cycle & Carriage also acquired 11,273,000 shares in Astra from the market for S$4.9 million. Consequently, the Group's interest in Astra has increased to 34.31% of the enlarged issued share capital from 31.14% prior to the acquisitions. This was announced by the Company on 5 February 2003.

Had the acquisition of rights and additional shares taken place on 1 January 2002, the Group's earnings per share for the year ended 31 December 2002 would have increased by 3% to 99.4 cents per share. The net asset value and net tangible asset would have increased by 1% to S$4.32 per share. The Group's gearing would have increased by 13% to 74%.

(b) On 20 February 2003, Astra announced that it had signed a memorandum of understanding with Toyota Motor Corporation, in respect of the manufacturing and distributor business of its joint venture company, PT Toyota Motors. Under the re-organisation, Toyota will acquire an interest of 95% of the manufacturing entity to enhance its operations as a global production, supply and export of multipurpose vehicles and their gasoline engines while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached in the middle of the year.

- more -

12 Others (cont'd)

(c) The Company will be announcing that it will acquire from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total consideration of S$16.5 million pursuant to the exercise of a put option by CSS under the terms of the shareholders' agreement dated 15 April 1999 governing UMF. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles will increase from 40% to 50%.

Had the acquisition of shares taken place on 1 January 2002, the impact on the Group's earnings per share, net asset value and net tangible asset per share and gearing would not have been material for the year ended 31 December 2002.

13 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 21 May 2003 to 22 May 2003 (both dates inclusive) for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 20 May 2003 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the final dividend in scrip will be allotted and issued on or about 2 July 2003. The final dividend will be paid on or about 2 July 2003.

14 Notification pursuant to Rule 704(11) of the Listing Manual

Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Cycle & Carriage Limited (the "Company") wishes to announce that no person occupying a managerial position in the Company or any of its principal subsidiaries is a relative of a director or chief executive officer or substantial shareholder of the Company.

– end –

For further information, please contact:

Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Profit and Dividend Announcement for the year ended 31 December 2002 can be accessed through the internet at 'www.cyclecarriage.com'.